UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number: 001-33773

B COMMUNICATIONS LTD.

(Translation of registrant’s name into English)

144 Menachem Begin Street, Tel Aviv 649210, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): 

CONTENTS

Receipt of Notice of Restored Compliance with NASDAQ Minimum Bid Price Requirement

On May 13, 2020, B Communications Ltd. (“BCOM” or the “Company”) received a notice from NASDAQ that BCOM had regained compliance with the $1 per share minimum bid price requirement stated in NASSDAQ Listing Rule 5450(a)(1).

BCOM has issued a press release announcing the restoration of its compliance. A copy of the press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B COMMUNICATIONS LTD.

(Registrant)

By /s/ Tomer Raved

      Name: Tomer Raved

      Title: Chief Executive Officer

Date: May 13, 2020

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press release issued by BCOM on May 13, 2020 announcing BCOM’s restored compliance with NASDAQ’s minimum bid price requirement